February 24, 2005

Martin G. Klein, CEO
Electro Energy Inc.
30 Shelter Rock Road
Danbury Connecticut 06810

Re: Electro Energy Inc.
**   Form SB-2 Amendment No. 1**
**   File No. 333-121026**
**   Filed February 17, 2005**

Dear Mr. Klein:

We have reviewed your filing and have the following comment.

        We refer to prior comment comment 49. By application of Item 310(g)(2) to Regulation S-B you were required to provide updated audited financial statements in any amendment filed after February 14, 2005. Since the amended Form SB-2 was filed after that date, the financial statements included in the amended Form SB-2 were not current when filed. Accordingly, we will defer review of the amendment and responses until you file updated audited financial statements.

        You may contact Jeanne Bennett at (202) 942-1915 or Gary Todd at (202) 942-2852 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 942-1980 or me at (202) 942-1880 with any other questions.

                                                Sincerely,

                                                Peggy Fisher
                                                Assistant Director

cc.   Duane Berlin (Lev & Berlin)
        VIA TELEFAX 203-854-1652